SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended December 31, 1996

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________

Commission file number    1-724

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Phillips-Van Heusen Corporation Associates Investment Plan For Associates Who Are Residents Of The Commonwealth Of Puerto Rico

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                              Financial Statements
                           and Supplemental Schedules

                         Phillips-Van Heusen Corporation
                         Associates Investment Plan for
                          Associates who are Residents
                       of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
                            who are Residents of the
                           Commonwealth of Puerto Rico

                      Year ended December 31, 1996 and 1995
                       with Report of Independent Auditors


                            [LOGO] ERNST & YOUNG LLP

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                 Financial Statements and Supplemental Schedules

                    For year ended December 31,1996 and 1995

                                    Contents

Report of Independent Auditors..............................................   1

Financial Statements

Statement of Net Assets Available for Plan Benefits
  as of December 31, 1996 and 1995..........................................   3
Statement of Changes in Net Assets Available for Plan Benefits
  for the Years ended December 31, 1996 and 1995............................   4
Notes to Financial Statements...............................................   5

Supplemental Schedules

AIP Master Trust Assets Held for Investment as of December 31, 1996.........  15
AIP Master Trust Reportable Transactions for the Year ended December 31,
  1996......................................................................  16

                        [Letterhead Of Ernst & Young LLP]

                         Report of Independent Auditors

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico, formerly the Phillips-Van Heusen Corporation
Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico, formerly the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico (the "Plan"), as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of AIP Master Trust Assets Held for Investment as of December 31, 1996 and AIP Master Trust Reportable Transactions for the year then ended are presented for purposes of complying with the Department of Labor's


   Ernst & Young LLP is a member of Ernst & Young International, Ltd.         1

Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ Ernst & Young LLP


New York, New York
June 13, 1997

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

               Statement of Net Assets Available for Plan Benefits

                                                          December 31
                                                      1996           1995
                                                    ------------------------
Assets
Investments, at fair value (Notes A and F):
  Shares of registered investment companies:
    Equity Fund                                     $  48,250     $  12,125
    Bond Fund                                          28,117        10,580
    Balanced Fund                                      55,676        16,700
    International Fund                                 17,953         3,431
  Common Stock--Employer Company                      339,936       178,151
  Common trust fund*                                  108,084        80,573
  Participant loans receivable                         12,937         1,200
                                                    ------------------------
Total investments                                     610,953       302,760

Liabilities                                              --            --

                                                    ------------------------
Net assets available for plan benefits              $ 610,953     $ 302,760
                                                    ========================

* Consists of the Money Market Fund.

See notes to financial statements.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

         Statement of Changes in Net Assets Available for Plan Benefits

                                                       Year ended December 31
                                                         1996          1995
                                                      -------------------------
Additions
Net Transfer from the PVH Associates Investment
  Plan for Salaried Associates who are Residents of
  the Commonwealth of Puerto Rico                     $ 208,558      $  39,233

Contributions:
  Employer Company, net of forfeitures                   36,630         45,115
  Employees                                              96,736         93,422
                                                      -------------------------
                                                        133,366        138,537
Interest and investment income                           16,762         18,186
                                                      -------------------------
                                                        358,686        195,956

Deductions
Payments to participants                                147,757         36,800
                                                      -------------------------
                                                        147,757         36,800

Net realized and unrealized appreciation
  (depreciation) of investments (Note F)                 97,264        (92,732)
                                                      -------------------------
Net increase                                            308,193         66,424
Net assets available for plan benefits at beginning
  of year                                               302,760        236,336
                                                      -------------------------
Net assets available for plan benefits at end
  of year                                             $ 610,953      $ 302,760
                                                      =========================

See notes to financial statements.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                          Notes to Financial Statements

                                December 31, 1996

A. Description of the Plan

On July 1, 1996, the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates who are Residents of the Commonwealth of Puerto Rico was merged into the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico. The name of the merged plan is the Phillips-Van Heusen Corporation Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico.

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico, formerly the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Amendments

On July 1, 1995, the Plan was amended to include new investment elections and to dissolve the Stock Index Fund into the remaining funds. The amendment also increased the participant contribution percentage limit and added a loan feature.

General

The Plan is a defined contribution plan covering salaried clerical and hourly production associates of the Company who are residents of the Commonwealth of Puerto Rico, have at least one year of service (1,000 hours in a year) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. Participants age fifty-five or older may direct the Company contributions into any of the Plan's investment options.

Vesting

Amounts attributable to Company contributions become vested on the participant's sixty-fifth birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments into any of the six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

      Phillips-Van Heusen Corporation Common Stock Fund: Funds are invested by the trustee in common shares of the Company. Common shares of the Company are purchased by the trustee in the open market.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

      Money Market Fund: Funds are invested by the trustee in short-term obligations and money market instruments.

      Equity Fund: Funds are invested in shares of a registered investment company that invests primarily in common stocks (Fidelity Growth & Income Portfolio).

      Bond Fund: Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities (Fidelity Intermediate Bond Fund).

      Balanced Fund: Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks and bonds (Fidelity Puritan Fund).

      International Fund: Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States (Templeton Foreign Fund).

Participant Loans Receivable

Effective July 1, 1995, participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous twelve months or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will receive the amounts in their respective accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis, except for payments to participants which the Plan accounts for on the cash basis. Accordingly, the Plan's statements of net assets available for plan benefits do not reflect amounts payable to terminated, retired or other participants as a liability.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds. Purchases and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

All assets of the Plan are held by the trustee, Chase Manhattan Bank, in the Company's Associates Investment Plan Master Trust ("AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1996 and 1995, the AIP Master Trust purchased 101,653 and 226,108 shares, respectively, of the Company's common stock and received $203,852 and $298,851, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 143,919 and 443,656 shares of the Company's common stock during the years ended December 31, 1996 and 1995, respectively.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

D. Changes in AIP Master Trust Net Assets by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1996 were as follows:

                                         Phillips-Van
                                         Heusen Corp.    Money
                                            Common       Market       Bond      Balanced      Equity     International   Loans
                                          Stock Fund      Fund        Fund        Fund         Fund          Fund         Fund
                                         ----------------------------------------------------------------------------------------
Net assets at beginning of year          $14,625,212  $ 8,498,272  $1,657,989  $4,302,940   $6,120,414    $1,440,828   $ 717,488

Interest and investment income               222,115      381,788     117,857     280,456      223,028        63,686        --
Contributions received:
  Employer Company, net of forfeitures     1,953,035      (32,080)       (345)        684       (2,348)       (3,278)       --
  Employees                                  433,614      811,506     391,239   1,146,084    1,746,932       521,595        --
Net realized and unrealized
  appreciation (depreciation)              6,089,124         --       (51,827)    452,720    1,230,887       246,777        --
Loans to participants, net of repayments    (100,185)     (49,585)        290     (42,997)     (39,962)      (19,889)    252,328
Payments to participants                  (3,133,303) (12,001,608)   (244,452)   (594,927)    (764,535)     (205,799)       --
Transfers (to) from other accounts          (477,019)    (728,934)    (52,286)    205,503      870,537       182,199        --
                                         ----------------------------------------------------------------------------------------
Net assets at end of year                $19,612,593  $ 6,879,359  $1,818,465  $5,750,463   $9,384,953    $2,226,120   $ 969,816
                                         ========================================================================================
Plan's beneficial interest at
  December 31, 1996                      $   339,936  $   108,084  $   28,117  $   55,676   $   48,250    $   17,953   $  12,937
                                         ========================================================================================

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

D. Changes in AIP Master Trust Net Assets by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1995 were as follows:

                              Phillips-Van
                              Heusen Corp.     Money        Stock
                              Common Stock    Market        Index       Bond       Balanced       Equity    International   Loan
                                  Fund         Fund          Fund       Fund         Fund          Fund         Fund        Fund
                              ------------------------------------------------------------------------------------------------------
Net assets at beginning of
  year                        $24,889,276   $7,181,636   $7,603,808
Interest and investment
  income                          258,386      509,408      116,968   $   41,927   $   97,653   $  152,964   $   46,381         --
Contributions received:
  Employer Company, net of      2,349,930      180,822      244,807         (259)         857         (108)        (324)        --
    forfeitures
  Employees                     2,311,251      956,599      537,338      235,349      583,942      834,762      274,684         --
Net realized and unrealized
  appreciation (depreciation)  (8,305,792)        --      1,408,254       18,787      152,961      520,515      (34,528)        --
Loans to participants, net
  of repayments                  (284,434)    (139,857)        --        (28,241)     (62,562)    (180,625)     (21,769)  $  717,488
Payments to participants       (3,407,543)  (1,587,240)    (645,205)      (6,938)     (66,120)     (46,311)     (45,754)        --
Transfers (to) from other
  accounts                     (3,185,862)   1,396,904   (9,265,970)   1,397,364    3,596,209    4,839,217    1,222,138         --
                              ------------------------------------------------------------------------------------------------------
Net assets at end of year     $ 14,625,212  $8,498,272   $     --     $1,657,989   $4,302,940   $6,120,414   $1,440,828   $  717,488
                              ======================================================================================================
Plan's beneficial interest
  at December 31, 1995        $    178,151  $   80,573   $     --     $   10,580   $   16,700   $   12,125   $    3,431   $    1,200
                              ======================================================================================================

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

E. Income Tax Status

The Puerto Rico Treasury Department has ruled that the Plan qualifies under
Section 165(e) of the Puerto Rico Income Tax Act of 1954 ("PRITA") and therefore its related trust is tax-exempt under Section 165(a) of the PRITA. The Plan's most recent determination letter is dated June 5, 1995. The Administrative Committee of the Plan is not aware of any course of action, series of events or amendments subsequent to the most recent determination letter that have occurred that might adversely affect the qualified status of the Plan.

F. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by The Chase Manhattan Bank, N.A. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the AIP Master Trust's total net assets are identified by an asterisk.

                                                                     December 31
                                                                1996             1995
                                                            ------------------------------
  Investments at Fair Value as Determined by Quoted
    Market Price:
    Shares of registered investment companies:
      Fidelity Growth and Income Portfolio, 305,400 and
        226,232 shares, respectively*                       $  9,384,931     $  6,119,575
      Fidelity Intermediate Bond Fund, 180,402 and 159,268
        shares, respectively                                   1,818,454        1,657,981
      Fidelity Puritan Fund, 333,553 and 252,964 shares,
        respectively*                                          5,750,449        4,302,912
      Templeton Foreign Fund, 214,876 and 156,952 shares,
        respectively*                                          2,226,115        1,440,819
    Phillips-Van Heusen Corp. Common Stock, 1,359,381 and
      1,401,647 shares, respectively*                         19,541,102       13,841,264

  Investments at Estimated Fair Value:
    Common trust fund*                                         6,950,902        9,283,104
    Promissory notes (participant loans)                         969,816          717,488
                                                            ------------------------------
  Total net assets                                          $ 46,641,769     $ 37,363,143
                                                            ==============================
  Plan's beneficial interest                                $    610,953     $    302,760
                                                            ==============================

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

F. Assets of the Plan (continued)

During the years ended December 31, 1996 and 1995, net appreciation (depreciation) of the AIP Master Trust's investments was $7,967,681 and $(6,239,803), respectively, as follows:

                                                     1996             1995
                                                 ------------------------------
  Fair Value of Assets Determined by Quoted
    Market Price:
      Phillips-Van Heusen Corp. Common Stock     $ 6,089,124      $ (8,305,792)
      Fidelity Growth & Income Portfolio           1,230,887           520,515
      Fidelity Intermediate Bond Fund                (51,827)           18,787
      Fidelity Puritan Fund                          452,720           152,961
      Templeton Foreign Fund                         246,777           (34,528)
                                                 ------------------------------
                                                   7,967,681        (7,648,057)

  Fair Value Estimated by Trustee:
    Common Trust Fund                                   --           1,408,254
                                                 ------------------------------
  Net appreciation (depreciation) in fair value  $ 7,967,681      $ (6,239,803)
                                                 ==============================
  Plan's beneficial interest                     $    97,264      $    (92,732)
                                                 ==============================

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                   December 31
                                                                       1996
                                                                   ------------
  Net assets available for plan benefits per the
    financial statements                                           $   610,953
  Amounts allocated to withdrawn participants at
    December 31, 1996                                                  (26,373)
                                                                   ------------
  Net assets available for plan benefits per the Form 5500         $   584,580
                                                                   ============

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)


G. Differences Between Plan Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               Year ended
                                                               December 31
                                                                  1996
                                                               -----------
  Benefits paid to participants per the financial statements    $ 147,757
  Amounts allocated to withdrawn participants at
    December 31, 1996                                              26,373
  Amounts allocated to withdrawn participants at
    December 31, 1995                                             (14,901)
                                                               -----------
  Benefits paid to participants per the Form 5500               $ 159,229
                                                               ===========

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                             Supplemental Schedules

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                   AIP Master Trust Assets Held for Investment

                                December 31, 1996

                                                                              Market
         Identity of Issuer             Description           Cost             Value
----------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio      305,400 shares    $  7,932,002     $  9,384,931
Fidelity Intermediate Bond Fund         180,402 shares       1,851,305        1,818,454
Fidelity Puritan Fund                   333,553 shares       5,576,169        5,750,449
Templeton Foreign Fund                  214,876 shares       2,084,073        2,226,115
Chase Manhattan Bank--
  Domestic Liquidity Fund             6,950,902 shares       6,950,902        6,950,902
Phillips-Van Heusen Corporation
  Common Stock                        1,359,381 shares*     17,202,025       19,541,102
Promissory notes                      Participant loans        969,816          969,816
                                                          ------------------------------
                                                          $ 45,566,292     $ 46,641,769
                                                          ==============================

* Party-in-interest investment (Note C).

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico,
                  formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico

                    AIP Master Trust Reportable Transactions

                          Year ended December 31, 1996

                                                                         Purchase    Selling      Cost of       Net       Number of
      Party Involved                  Description of Assets               Price       Price     Assets Sold    Gain     Transactions
------------------------------------------------------------------------------------------------------------------------------------
Category (iii)--series of transactions in excess of 5% of plan assets:

 Chase Manhattan Bank, N.A.  CMB Domestic Liquidity Fund                $5,756,812  $8,089,014  $8,089,014   $    --         292
 Chase Manhattan Bank, N.A.  Fidelity Growth & Income Portfolio          2,346,385     311,916      74,358     237,558        43
 Chase Manhattan Bank, N.A.  Fidelity Puritan Fund                       1,509,469     514,652     138,944     375,708        41
 Chase Manhattan Bank, N.A.  Phillips-Van Heusen Corp. Common Stock      1,207,548   1,596,834   1,571,130      25,704       208

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 1996.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    PHILLIPS-VAN HEUSEN CORPORATION
                                    ASSOCIATES INVESTMENT PLAN FOR
                                    ASSOCIATES WHO ARE RESIDENTS OF
                                    THE COMMONWEALTH OF PUERTO RICO



Dated:  June 24, 1997               By    /s/ Pamela N. Hootkin
                                       ---------------------------------
                                         Pamela N. Hootkin, Member of
                                         Administrative Committee